FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 29, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

Public Corporation

TAXPAYERS REGISTER Nº. 01.838.723/0001-27

NIRE 42.300.034.240

CVM NO. 1629-2

EXTRACT FROM THE MINUTES OF THE 6TH/2012 GENERAL MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME June 28, 2012, at 9:00 a.m., at Rua Hungria, 1400 – 5th floor, São Paulo, SP. QUORUM:  all members TABLE:  Nildemar Secches, President, Bruno Meniquetti, Secretary. 1. Creation of subsidiaries in Europe – The Board of Directors authorized the Executive Management to make all necessary arrangements for opening new import companies in Holland. 2. Takeover of Heloisa – Approval was given for the proposed merger of the company Heloísa Indústria e Comércio de Produtos Lácteos Ltda. with BRF – Brasil Foods S.A., at a merger meeting to be held in December, together with the merger of the wholly owned subsidiary, Sadia S.A., already published. The merger will have no non-recurring effects on the company’s results. 3. Amendment to the Market Risk Policy – In order to enhance the Financial Risk Management Policy, the Board of Directors approved amendments thereto, by including Counterparty Risk and revising the highly probable nature of the limits on exports and the manner in which soybean is mapped for in-house crushing. As a result the Financial Risk Management Policy is being republished as of today. 4. Other internal company business. CLOSURE:  These minutes having been, drawn up, read and approved, they were signed by those present. São Paulo, June 28, 2012. Nildemar Secches, President; Paulo Assunção de Souza, Vice President; Allan Simões Toledo; Décio da Silva, José Carlos Reis de Magalhães Neto; Luís Carlos Fernandes Afonso; Luiz Fernando Furlan, Manoel Cordeiro Silva Filho; Pedro de Andrade Faria; Walter Fontana Filho. Bruno Meniquetti – Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 29, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director